ALMADEN MINERALS LTD.	1103 - 750 West Pender St. Vancouver, B.C. V6C 2T8 Tel: 604 - 689 - 7644 Fax: 604 - 689 - 7645 Email: info@almadenminerals.com

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended June 30, 2006.

ALMADEN MINERALS LTD.
Consolidated Interim Balance Sheets

June 30, 2006 and December 31, 2005

	June 30, 2006	December 31, 2005
	(unaudited)	(audited)
ASSETS

CURRENT
Cash and cash equivalents	$19,388,608	$7,961,050
Accounts receivable and prepaid expenses	497,727	497,530
Marketable securities (Note 2)	803,479	1,206,927
Inventory (Note 3)	274,768	274,768
TOTAL CURRENT ASSETS	20,964,582	9,940,275
PROPERTY, PLANT AND EQUIPMENT (Note 4)	1,249,181	1,240,806
RECLAMATION DEPOSIT	76,500	81,500
MINERAL PROPERTIES (Note 5)	5,451,683	5,104,174
TOTAL ASSETS	$27,741,946	$16,366,755

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$193,626	$186,548
Mineral taxes payable	379,653	379,653
TOTAL CURRENT LIABILITIES	573,279	566,201

SHAREHOLDERS’ EQUITY

Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 6)
42,834,102 shares – June 30, 2006
36,192,497 shares – December 31, 2005	44,722,824	31,639,259
Subscription for shares (Note 7)	543,200	-
Contributed surplus (Note 7)	1,465,306	2,659,154
Deficit accumulated during the exploration stage	(19,562,663)	(18,497,859)
TOTAL SHAREHOLDER’S EQUITY	27,168,667	15,800,554
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$27,741,946	$16,366,755

ON BEHALF OF THE BOARD:

    “Duane Poliquin”

_______________________

Duane Poliquin, Director

     “James E. McInnes”

_______________________

James E. McInnes, Director

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Operations and Deficit

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

REVENUE
Interest income	$156,430	$20,336	$226,900	$41,311
Other income	(35,996)	45,819	16,462	53,571
	120,434	66,155	243,362	94,882

EXPENSES
General and administrative expenses (Schedule)	271,559	160,925	576,976	344,337
General exploration expenses	202,886	200,822	342,322	336,420
Write-down of interests in mineral properties	198,319	10,647	303,142	21,719
Stock option compensation	-	213,600	-	213,600
	672,764	585,994	1,222,440	916,076
	(552,330)	(519,839)	(979,078)	(821,194)
WRITE-DOWN OF MARKETABLE SECURITIES	(131,200)	(18,665)	(293,200)	(82,061)
INCOME ON MINERAL PROPERTY OPTIONS	61,878	3,527	98,426	117,049
GAIN (LOSS) ON SALE OF SECURITIES	89,465	38,086	207,695	97,730
GAIN ON SALE OF PROPERTY, PLANT AND EQUIPMENT	-	-	-	10,995
FOREIGN EXCHANGE (LOSS) GAIN	(106,049)	19,200	(98,647)	36,891

NET LOSS	(638,236)	(477,691)	(1,064,804)	(640,590)

DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, BEGINNING OF PERIOD	(18,924,427)	(17,263,303)	(18,497,859)	(17,100,404)

DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, END OF PERIOD	$(19,562,663)	$(17,740,994)	$(19,562,663)	$(17,740,994)

NET LOSS PER SHARE Basic and fully diluted	$(0.02)	$(0.02)	$(0.03)	$(0.02)

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	36,006,711	29,713,292	39,454,702	29,674,860

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Cash Flows

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

OPERATING ACTIVITIES
Net loss	$(638,236)	$(477,691)	$(1,064,804)	$(640,590)
Items not affecting cash
Depreciation	54,401	35,186	107,267	53,439
Gain on marketable securities	(89,465)	(38,086)	(207,695)	(97,730)
Write-down of marketable securities	131,200	18,665	293,200	82,061
Income on mineral property options	(61,878)		(98,426)
Write-down of interests in mineral properties	198,319	10,647	303,142	21,719
Stock-based compensation	-	213,600	-	213,600
Gain on sale of property, plant and equipment	-	-	-	(10,995)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	180,342	74,884	(197)	(28,091)
Accounts payable and accrued liabilities	(59,862)	114,465	7,078	149,456
Deferred exploration advances	(89,468)	(103,470)	-	-
	(374,647)	(151,800)	(660,435)	(257,131)

FINANCING ACTIVITIES
Issuance of shares – net of share issue costs	9,065,152	91,131	12,432,917	112,381

INVESTING ACTIVITIES
Reclamation deposit	5,000	-	5,000	-
Marketable securities
Purchases	(12,500)	-	(32,500)	-
Net proceeds	293,969	50,133	524,213	162,609
Property, plant and equipment
Purchases	(41,960)	(338,110)	(115,642)	(370,362)
Mineral properties
Costs	(458,611)	(332,490)	(803,577)	(705,707)
Net proceeds	75,510	82,852	77,582	82,852
	(138,592)	(537,615)	(344,924)	(830,608)

NET CASH INFLOW (OUTFLOW)	8,551,913	(598,284)	11,427,558	(975,358)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	10,836,695	3,748,632	7,961,050	4,125,706

CASH AND CASH EQUIVALENTS, END OF PERIOD	$19,388,608	$3,150,348	$19,388,608	$3,150,348

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

1.

BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the annual audited financial statements for the year ended December 31, 2005, specifically the following Notes: Note 1 on the Nature of Operations; Note 2 on Significant Accounting Policies; Note 3 on Accounting Changes; and Note 16 on Commitments and Contingencies. These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles.  They have been prepared using the same accounting policies and methods as those used in the December 31, 2005 accounts.

Certain comparative balances have been reclassified to conform to the current period financial statement presentation

2.

MARKETABLE SECURITIES

Marketable securities consist of equity securities which are valued at the lower of cost or market. The market value of the securities as at June 30, 2006 was $1,226,757 (December 31, 2005 - $1,816,560).

3.

INVENTORY

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at June 30, 2006 is $1,101,534 (December 31, 2005 - $962,707).

4.

PROPERTY, PLANT AND EQUIPMENT

	June 30, 2006			December 31, 2005
	Cost	Accumulated Depreciation	Net book Value	Net book value
Automotive equipment	$ 321,382	$ 161,426	$ 159,956	$ 125,046
Furniture and fixtures	137,380	97,046	40,334	16,904
Computer hardware	177,851	140,026	37,825	40,891
Computer software	34,061	18,986	15,075	13,355
Geological data library	65,106	32,230	32,876	36,529
Field equipment	225,460	121,802	103,658	97,637
Mill equipment	323,264	-	323,264	323,264
Leasehold improvements	19,482	4,182	15,300	8,411
Drill equipment	643,078	122,185	520,893	578,769
	$ 1,947,064	$ 697,883	$ 1,249,181	$ 1,240,806

At June 30, 2006 the mill equipment was not in use.  Depreciation will be charged once the equipment is put into use.

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

5.

MINERAL PROPERTIES

	June 30, 2006	December 31, 2005
Canada
Elk 100% interest in mineral claims in British Columbia which includes the Siwash gold deposit	$3,497,057	$3,359,078
ATW Net 37.5% interest in mineral claims near Lac De Gras, Northwest Territories	279,628	212,254
PV 100% interest in mineral claims in British Columbia	78,249	121,937
Merit 100% interest in mineral claims in British Columbia	64,248	90,566
Nicoamen River 100% interest in mineral claims in British Columbia	37,546	48,665
Skoonka Creek 100% interest in mineral claims in British Columbia	1	33,006
MOR 100% interest in mineral claims in the Yukon Territory	31,524	31,524
Rock River Coal 50% interest in 187,698 acre coal prospect in the Yukon Territory	58,529	39,339

Mexico
Caballo Blanco Option to purchase 100% interest in mineral claims in Veracruz State	543,821	542,955
Fuego 100% interest in mineral claims in Oaxaca State	1	1
San Carlos / San Jose 100% interest in the San Carlos and San Jose mineral claims in Tamaulipas State	95,102	90,207
Yago / La Sarda 100% interest in mineral claims in Nayarit State	1	1

Interests in various other mineral claims	765,976	534,641
	$5,451,683	$5,104,174

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

5.

MINERAL PROPERTIES (Continued)

(a)

Merit and Brookmere

The Company acquired a 100% interest in the Merit and Brookmere properties by staking.   During the six months ended June 30, 2006, the Company entered into an agreement with Williams Creek Explorations Limited (“Williams Creek”).  To earn a 60% interest in either or both of these properties, Williams Creek must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.

(b)

Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking.   During the six months ended June 30, 2006, the Company entered into an agreement with Tanqueray Resources Ltd. (“Tanqueray”).  To earn a 60% interest, Tanqueray must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.

6.

SHARE CAPITAL

            (a)

The changes in issued shares since December 31, 2005 to June 30, 2006 are as follows:

	Number	Amount

Balance, December 31, 2005	36,192,497	$31,639,259
For cash on exercise of share purchase warrants	5,568,605	11,082,959
For cash on exercise of stock options	1,073,000	806,758
Contributed surplus on exercise of share purchase warrants	-	883,000
Contributed surplus on exercise of stock options	-	310,848

Balance, June 30, 2006	42,834,102	$44,722,824

The Company issued 194,000 shares on July 21, 2006 as part of a private placement.  These funds were received by the Company prior to June 30, 2006 and were recorded as a subscription for shares.

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

6.

SHARE CAPITAL (Continued)

b)     Warrants

	Number of warrants	Expiry date	Exercise price range

Outstanding, December 31, 2005	5,572,855	June 30, 2006 to September 18, 2008	$1.75 to 2.25
Exercised	(5,568,605)	-	$1.75 to 2.25
Outstanding, June 30, 2006	4,250	November 16, 2007	$1.78

          At June 30, 2006, the following share purchase warrants were outstanding:

Number of warrants	Expiry date	Exercise price range

4,250	November 16, 2007	$1.78

(c)     Options

The Company has a stock option plan which permits the issuance of options up to a maximum of 10% of           the Company’s issued share capital.  At June 30, 2006, the Company had reserved 2,170,618 stock options that  may be granted.  The Company also has stock options outstanding relating to the period before the introduction of the stock option plan.

The following table presents the outstanding options as at June 30, 2006 and changes during the period:

Fixed options	Shares	Weighted average exercise price

Outstanding at December 31, 2005	3,921,483	$ 1.03
Exercised	(1,073,000)	0.75
Outstanding and exercisable at June 30, 2006	2,848,483	$ 1.14

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

6.

SHARE CAPITAL (Continued)

(c)    Options

The following table summarizes information about stock options outstanding at June 30, 2006:

Options outstanding and exercisable
Number	Expiry	Exercise
of shares	date	price
335,792	February 28, 2007	$ 0.55
310,000	February 26, 2008	0.80
581,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
1,227,000	December 14, 2009	1.67
240,000	June 17, 2010	1.79
2,848,483

7.

CONTRIBUTED SURPLUS

Balance, December 31, 2005	$ 2,659,154
Exercise of share purchase warrants	(885,000)
Exercise of stock options	(310,848)

Balance, June 30, 2006	$ 1,463,306

8.         RELATED PARTY TRANSACTIONS

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

A company controlled by the founding shareholder of the Company was paid $60,000 for technical services and $16,800 for general and administrative services during the six months ended June 30, 2006.

A company controlled by a relative of the founding shareholder of the Company was paid $48,000 for geological services during the six months ended June 30, 2006.

An officer of the Company was paid $33,813 for professional services rendered during the six months ended June 30, 2006.

              Accounts payable at June 30, 2006 included $61,700 due to related companies.

ALMADEN MINERALS LTD.
Consolidated Interim Schedule of General and Administrative Expenses

(unaudited)

	Six Months Ended June 30,
	2006	2005

Bank charges and interest	$5,356	$3,548
Depreciation	107,267	53,439
Insurance	24,048	4,242
Office and licenses	95,922	75,367
Professional fees	111,662	61,799
Rent	62,847	54,736
Stock exchange fees	35,481	26,103
Telephone	7,548	5,642
Transfer agent fees	16,313	9,405
Travel and promotion	110,532	50,056
	$576,976	$344,337